Filed under Rule 433
File No. 333-131159

CIT Group Inc.

$1,250,000,000 Extendible Floating Rate Senior Notes

Final Term Sheet

Issuer: Principal Amount: Type: Issue Price: Underwriters’ Commission: Proceeds to the Issuer: Pricing Date: Settlement Date: Initial Maturity Date:

CIT Group Inc.

$1,250,000,000

SEC Registered – Registration Statement No. 333-131159

100%

0.10%

$1,248,750,000

March 20, 2007

March 23, 2007 [T+3]

April 18, 2008, provided that if such day is not a Business Day, the payment of principal and interest may be made on the next preceding Business Day as if it were made on the date that the payment was due and no interest on such principal will accrue for the period from and after the Initial Maturity Date if the maturity of all or any portion of the principal amount of the notes is not extended in accordance with the procedures described below.

Final Maturity Date:

April 18, 2012, provided that if such day is not a Business Day, the payment of principal and interest may be made on the next preceding Business Day as if it were made on the date that the payment was due, and no interest on such principal will accrue for the period from and after the Final Maturity Date.

Actual Maturity Date:

The 18th calendar day of each month, commencing on April 18, 2008, provided that if such day is not a Business Day, the payment of principal and interest may be made on the next preceding Business Day as if it were made on the date that the payment was due, and no interest on such principal will accrue for the period from and after the Actual Maturity Date.

Election Dates:

The 20th calendar day of each month, commencing on April 20, 2007 until the final Election Date on March 20, 2011, provided that if any such day is not a Business Day, the Election Date will be extended to the next succeeding Business Day.

Election Notice Period:	The Election Notice Period for each Election Date will begin ten Business Days prior to an Election Date, and end two Business Days immediately preceding the Election Date.

Extension Election:	The notes will mature on the Initial Maturity Date, unless the maturity of all or any portion of the principal amount of the notes is extended. In no event will the maturity of the notes be extended beyond the Final Maturity Date. During an Election Notice Period for any Election Date you may elect to extend the maturity of all or any portion of the principal amount of your notes (in any multiple of $2,000 or integral multiple of $1,000 thereof) so that the maturity of your notes will be extended to the Actual Maturity Date occurring thirteen months after the Election Date.

Interest Rate Basis:	U.S. Dollar LIBOR

Index Maturity:	Three Months

Spread:	The table below indicates the applicable Spread to be added to the Interest Rate Basis for the Interest Reset Dates occurring during each of the indicated interest periods:

	For the Issue Date and Interest Reset Dates occurring:	Spread:

	From and including the Settlement Date to but excluding the April 18, 2008 Interest Reset Date	plus 2 bps

	From and including the April 18, 2008 Interest Reset Date to but excluding the April 18, 2009 Interest Reset Date	plus 3 bps

	From and including the April 18, 2009 Interest Reset Date to but excluding the April 18, 2010 Interest Reset Date	plus 4 bps

	From and including the April 18, 2010 Interest Reset Date to but excluding the April 18, 2011 Interest Reset Date	plus 5 bps

	From and including the April 18, 2011 Interest Reset Date to but excluding the April 18, 2012 Interest Reset Date	plus 6 bps

Interest Rate Calculation:	Three-month U.S. Dollar LIBOR determined on the Interest Determination Date plus the Spread, provided, however, the Interest Rate Basis for the final interest period ending on the Actual Maturity Date will be calculated according to one- month U.S. Dollar LIBOR, if the final interest period is a period of one month, two-month U.S. Dollar LIBOR, if the final interest period is a period of two months, or three-month U.S. Dollar LIBOR, if the final interest period is a period of three months.

Interest Reset Dates:	The Settlement Date and quarterly on January 18, April 18, July 18 and October 18, commencing on July 18, 2007, provided that if any such day is not a Business Day, then the Interest Reset Date will be postponed to the following day which is a Business Day, except that if such Business Day is the next succeeding calendar month, such Interest Reset Date will be the immediately preceding Business Day.

Interest Determination Dates:	Two London Business Days prior to each Interest Reset Date.

Interest Payment Dates:	Interest will be paid (i) on the Actual Maturity Date, and (ii) quarterly on January 18, April 18, July 18 and October 18, commencing on July 18, 2007, provided that if any such day is not a Business Day, then the Interest Payment Date will be postponed to the following day which is a Business Day, except that if such Business Day is (a) in the next succeeding calendar month or (b) is the Actual Maturity Date, such Interest Payment Date will be the immediately preceding Business Day.

Day Count/Accrual of Interest:	Actual/360. Accrued interest will be computed by adding the Interest Factors calculated for each day from the Settlement Date or from the last date to which interest has been paid or duly provided for up to but not including the day for which accrued interest is being calculated. The “Interest Factor” for any Note for each such day will be computed by multiplying the aggregate principal amount then outstanding of the Note by the interest rate applicable to such day and dividing the product thereof by 360.

Minimum Denomination:	Minimum denominations of $2,000 and integral multiples of $1,000.

Maximum Interest Rate:	Maximum rate permitted by New York law.

Minimum Interest Rate:	0.0%

Other Provisions:	“U.S. Dollar LIBOR” means the rate for deposits in U.S. dollars having the Index Maturity specified above which appears on the Reuters Page LIBOR01 (defined below) as of 11:00 a.m., London time, on the applicable Interest Determination Date.

“Reuters Page LIBOR01” means the display designated as “LIBOR01” on Reuters 3000 Xtra (or other page as may replace LIBOR01 on Reuters 3000 Xtra or any successor service) for the purpose of displaying the London interbank offered rates of major banks.

“Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation (including any executive order) to close in The City of New York and a day that is also a London Business Day.

“London Business Day” means any day, other than a Saturday or Sunday, on which dealings in U.S. dollars are transacted in the London interbank market.

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The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Lehman Brothers Inc. or Morgan Stanley & Co. Incorporated will arrange to send you the prospectus if you request it by calling Lehman Brothers Inc. toll-free at 888-603-5847 or Morgan Stanley & Co. Incorporated toll-free at 866-718-1649.